Exhibit 99.1

Contact:	David Chong – Investor Relations
Phone: 603-773-6499
Email: chong@unitil.com

Alec O’Meara – Media Relations
Phone: 603-773-6404
Email: omeara@unitil.com

Unitil Reports Third Quarter Results

Hampton, NH – October 25, 2010: Unitil Corporation (“Company”) (NYSE: UTL) (www.unitil.com) today announced a net loss of ($0.1) million for the third quarter of 2010, an improvement of $0.5 million compared to the third quarter of 2009. For the nine months ended September 30, 2010, the Company reported net income of $4.3 million compared to $8.7 million for the same period of 2009. Results for the third quarter were driven primarily by higher electric sales margins reflecting favorable summer weather and higher rates, partially offset by increases in operating and interest costs.

Earnings (loss) per common share (EPS) were ($0.01) and $0.40 for the three and nine month periods ended September 30, 2010 compared with ($0.06) and $0.94 for the same periods of 2009. The Company’s EPS for 2010 are not directly comparable with 2009 due to the issuance of 5.0 million common shares between December 2008 and June 2009 to complete the financing of the Company’s acquisition of Northern Utilities Inc. (Northern Utilities) and Granite State Gas Transmission, Inc. (Granite), the (“Acquisition”).

“We continue to make good progress on our regulatory agenda with a target of completing a reset of rates in each of our regulatory jurisdictions within the next twelve months,” said Bob Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We are also pleased to see a rebound in electric sales and margin in the quarter due to favorable summer weather and an uptick in overall economic activity.”

Natural gas sales margin was unchanged in the third quarter of 2010 compared to the same period in 2009. For the nine month period ended September 30, 2010, gas sales margin was $3.8 million lower compared to the same period in 2009. Total natural gas therm sales were 2.7% and 5.5% lower in the three and nine month periods ended September 30, 2010, respectively, compared to the same periods in 2009. Lower gas therm sales in the Company’s utility service territories reflect the effect of milder winter temperatures earlier in 2010, where there were approximately 13% fewer Heating Degree Days in the nine month period, compared to the prior year.

Electric sales margin increased $2.4 million and $2.5 million in the three and nine months ended September 30, 2010 compared to the same periods in 2009, reflecting higher electric kilowatt-hour (kWh) sales and an electric rate increase implemented in July 2010 for the Company’s New Hampshire electric distribution utility. Total kWh sales increased 11.1% and 4.9% in the three and nine months ended September 30, 2010, respectively, compared to the same periods in 2009 reflecting increased sales to all customer groups. The increased sales reflect above average summer temperatures in the Company’s utility service territories in 2010. According to ISO-New England, the grid operator for the New England region, July was the second-hottest July in New England since 1960 and New England’s all-time electricity consumption for one month was recorded in that month.

The Company filed two base rate cases in the second quarter of 2010, one for its New Hampshire electric distribution utility, Unitil Energy Systems, Inc. (Unitil Energy) and one for its interstate natural gas transmission pipeline subsidiary, Granite. The New Hampshire Public Utilities Commission (NHPUC) has approved a temporary rate increase of $5.2 million on an annual basis, including recovery of 2008 ice storm costs, for Unitil Energy effective July 1, 2010. The Company expects the NHPUC to issue its final decision in this rate proceeding in the first quarter of 2011. On June 29, 2010 Granite filed a rate proposal with the Federal Energy Regulatory

Commission for an initial annual increase in revenues of approximately $2.3 million. Granite’s initial proposed rate increase is effective January 1, 2011, subject to refund and the outcome of hearing and settlement procedures that are in progress. Additionally, the Company’s two other distribution utilities, Fitchburg Gas and Electric Light Company and Northern Utilities, are currently preparing base rate cases and anticipate completing them with their respective state regulatory commissions within the next twelve months.

Selected Financial Data for 2010 and 2009 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2010	2009	Change	2010	2009	Change
Gas Therm Sales:
Residential	2.5	2.9	(13.8%)	26.9	29.1	(7.6%)
Commercial/Industrial	19.3	19.5	(1.0%)	100.9	106.1	(4.9%)

Total Gas Therm Sales	21.8	22.4	(2.7%)	127.8	135.2	(5.5%)

Electric kWh Sales:
Residential	198.7	172.1	15.5%	524.7	493.8	6.3%
Commercial/Industrial	284.6	263.0	8.2%	767.9	738.3	4.0%

Total Electric kWh Sales	483.3	435.1	11.1%	1,292.6	1,232.1	4.9%

Gas Revenues	$17.4	$15.2	$2.2	$102.2	$111.0	$(8.8)
Purchased Gas	9.5	7.3	2.2	63.7	68.7	(5.0)

Gas Sales Margin	7.9	7.9	—	38.5	42.3	(3.8)

Electric Revenues	57.5	54.2	3.3	154.9	163.3	(8.4)
Purchased Electricity	40.6	39.7	0.9	110.7	121.6	(10.9)

Electric Sales Margin	16.9	14.5	2.4	44.2	41.7	2.5

Usource Sales Margin	1.2	1.0	0.2	3.4	3.2	0.2

Total Sales Margin:	26.0	23.4	2.6	86.1	87.2	(1.1)

Operation & Maintenance Expenses	13.1	12.0	1.1	36.9	34.4	2.5

Depreciation, Amortization, Taxes & Other	8.3	8.0	0.3	31.4	31.6	(0.2)

Interest Expense, Net	4.7	4.0	0.7	13.5	12.5	1.0

Earnings (Loss) Applicable to Common Shareholders:	$(0.1)	$(0.6)	$0.5	$4.3	$8.7	$(4.4)

Earnings (Loss) Per Share	$(0.01)	$(0.06)	$0.05	$0.40	$0.94	$(0.54)

Operation and Maintenance (O&M) expenses increased $1.1 million and $2.5 million for the three and nine months ended September 30, 2010, respectively, compared to 2009. The changes in O&M expenses reflect higher utility operating costs and professional fees. O&M expenses reflect the full integration of Northern Utilities and Granite into the Company’s consolidated operating results.

Depreciation and Amortization expense decreased $0.4 million and increased $1.1 million in the three and nine months ended September 30, 2010, respectively, compared to the same periods in 2009, reflecting higher depreciation on normal utility plant additions partially offset by lower amortization expense in the current year.

Interest Expense, Net increased $0.7 million and $1.0 million in the three and nine month periods ended September 30, 2010, respectively, compared to the same periods in 2009. In March 2010, Unitil Energy and Northern Utilities collectively issued $40 million of long-term debt which is contributing to the higher interest expense in the three and nine month periods.

Federal and State Income Taxes decreased by $2.1 million for the nine month period due to lower pre-tax income in 2010 compared to 2009.

All other expenses increased $0.3 million and $0.8 million in the three and nine month periods ended September 30, 2010, respectively, compared to the same periods in 2009, primarily reflecting higher property and payroll taxes.

In the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

EPS for the nine months ended September 30, 2010 reflect a higher number of average shares outstanding year over year. Between December 2008 and June 2009 the Company issued 5.0 million common shares to complete the Acquisition. As a result of the Acquisition and the issuance of new common shares, consolidated results for the Company in the current period may not be directly comparable to prior period results until such time as the Acquisition and stock issuance is fully reflected in both reporting periods. Additionally, the Company’s results are expected to reflect the seasonal nature of the acquired natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

The Company will hold a quarterly conference call to discuss third quarter 2010 results on Monday, October 25, 2010 at 5:30 p.m. Eastern Time. This call is being webcast by Thomson Financial and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil

Unitil provides for the necessities of life, safely and reliably delivering natural gas and electricity throughout northern New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil is a public utility holding company with affiliates that include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc., and Granite State Gas Transmission, Inc. Together, Unitil’s operating utilities serve approximately 100,500 electric customers and 70,000 natural gas customers. Other subsidiaries include Unitil Service Corp. and Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.